

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

July 17, 2009

<u>Via Mail and Fax</u>

M. David Kornblatt
Senior Vice President Finance, Chief Financial Officer and Treasurer
Triumph Group, Inc.
1550 Liberty Ridge Drive
Suite 100
Wayne, PA 19087

> **RE: Triumph Group, Inc.**
> **File Number: 001-12235**
> **Form 8-K Furnished October 29, 2008**
> **Form 10-K for the Year Ended March 31, 2009**

Dear Mr. Kornblatt:

We have reviewed your correspondence dated June 22, 2009 and additionally the Form 10-K for the year ended March 31, 2009, and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

<u>Form 8-K Furnished October 29, 2008</u>
<u>Exhibit 99.1</u>

1. We note your response to our prior comment number 2. In the third paragraph of your proposed revised disclosure you state that management believes EBITDA provides useful information [to investors] with respect to your "overall operating performance" because it assists in "comparisons of your operating performance on a consistent basis by removing non-operating items and the impact of depreciation and amortization" (i.e., operating items). It is not clear how this non-GAAP measure, which eliminates operating expenses, provides useful information with respect to your "overall" operating performance. In addition, given that you consistently incur depreciation and amortization expenses, it is also not clear why you believe that these expenses should be eliminated to assist in comparisons of your operating performance on a "consistent basis." In the fourth paragraph of your proposed revised disclosure you state that depreciation and amortization limit the comparability of your results of operations to prior years, but you do not explain why. You also state that these costs

limit the comparability of your results to other companies because differences in the ages and depreciation methods of assets can result in variability in costs among companies. This is the same explanation you provided in your prior response, to which we responded that we could not concur that investors should disregard certain of your expenses because they differ in amount from other companies. Further, it does not appear that your proposed revised disclosure is responsive to our last comment that your disclosure should state specifically why you believe investors should disregard each of your eliminated items. It is also not clear why you continue to believe this measure is useful to investors given the first sentence in your response, which states that you agree that the eliminated items should not be disregarded by investors. For the aforementioned reasons, we do not believe you have sufficiently justified the use of this non-GAAP measure. Therefore, please discontinue use of this measure in future Form 8-Ks.

Form 10-K for the Year Ended March 31, 2009

Management's Discussion and Analysis
Liquidity and Capital Resources, page 35

2. In connection with the response to our prior comment number 14 in your letter dated February 24, 2009, we note your disclosure in regard to the increased cash flow from operations between 2009 and 2008 of $83.9 million, or 195.2%. Of this increase, $25.8 million is attributable to increased net income. Given the significance of the increase, we believe a more thorough analysis of the underlying drivers causing the change should be provided and quantified as appropriate. For example, it appears that a detailed discussion of the factors affecting cash collection efforts, cash disbursements (and the nature of such disbursements) and inventory utilization as cited in your disclosure would provide investors with meaningful information, along with any trend information reflected by these items. Significant changes in results of operations may, to a certain extent, be an indicator of the basis for changes in cash flow from operations. However, please note that reference to results of operations, prepared on the accrual basis of accounting, may not provide a sufficient basis for an investor to analyze changes in cash from operating activities in terms of cash. Accordingly, your disclosure should be supplemented with a discussion in terms of cash of the factors materially contributing to the changes. Please take the above into consideration in future filings.

You may contact Doug Jones at 202-551-3309 or me at 202-551-3380 with any questions.

Sincerely,

Lyn Shenk
Branch Chief